Q2 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Pan American Silver Reports Unaudited Second Quarter 2025 Results
Record Net Earnings of $189.6 Million, Dividend Increase of 20%
Vancouver, B.C. - August 6, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports unaudited results for the quarter ended June 30, 2025 ("Q2 2025").
"Record free cash flow of $233.0 million in Q2 resulted in a record high cash balance of $1.1 billion at the end of the quarter," said Michael Steinmann, President and Chief Executive Officer. "We will invest $500.0 million of that cash as part of the consideration for our acquisition of MAG Silver Corp., with the high-margin Juanicipio mine in Mexico immediately contributing to free cash flow upon the transaction closing. Juanicipio is expected to increase our silver production by roughly 35% on annualized basis and meaningfully reduce all-in sustaining costs, while offering excellent exploration potential for future growth. This top-tier asset further positions Pan American as the leading investment name in the silver space."
"We are also pleased to announce a 20% dividend increase from $0.10 to $0.12 per common share with respect to Q2 2025. In conjunction with our share buyback program, we have returned approximately $103.5 million to our shareholders during the first half of 2025," added Mr. Steinmann. "Furthermore, we are on track to achieve our production and cost guidance for 2025."
The following highlights for Q2 2025 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q2 2025 Results:
•Silver production of 5.1 million ounces.
•Gold production of 178.7 thousand ounces.
•Revenue of $811.9 million.
•Record net earnings of $189.6 million, or $0.52 basic earnings per share, largely driven by record mine operating earnings of $273.3 million.
•Adjusted earnings of $155.4 million, or $0.43 adjusted earnings per share.
•Record cash flow from operations after non-cash working capital changes of $293.4 million, net of $68.3 million in cash taxes paid ($287.9 million before changes in non-cash working capital).
•Record free cash flow of $233.0 million.
•Sustaining capital of $60.4 million and project capital of $13.3 million.
•Silver Segment All-in Sustaining Costs ("AISC")(1) of $19.69 per silver ounce, excluding net realizable value ("NRV") inventory adjustments.
•Gold Segment AISC(2) of $1,611 per gold ounce, excluding NRV inventory adjustments.
•Cash and short-term investments increased by $186.2 million to a record $1,109.2 million.
•As at June 30, 2025, the Company had working capital of $1,310.5 million and $750.0 million available under its undrawn credit facility ("Credit Facility"). Total available liquidity was $1,859.2 million. Total debt of $820.7 million is primarily related to two senior notes, as well as certain lease liabilities and construction loans payable.
•The Company maintains its 2025 Operating Outlook, as previously provided in its Management's Discussion & Analysis ("MD&A") dated February 19, 2025. See the "2025 Operating Outlook" section of this news release for further detail.
•A cash dividend of $0.12 per common share with respect to Q2 2025 was declared on August 6, 2025, payable on or about August 29, 2025, to holders of record of Pan American’s common shares as of the

PAN AMERICAN SILVER CORP.	1

Q2 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

close of markets on August 18, 2025. During Q2 2025, the Company paid cash dividends to its shareholders totaling $36.2 million. The dividends are eligible dividends for Canadian income tax purposes. The declaration, timing, amount and payment of any future dividends remain at the discretion of the Company’s Board of Directors.
•The Company repurchased for cancellation, 459,058 common shares in Q2 2025 at an average price of $24.22 per share for a total consideration of approximately $11.1 million.
(1) Silver Segment AISC is calculated net of credits for realized revenues from all metals other than silver and is calculated per ounce of silver sold.
(2) Gold Segment AISC is calculated net of credits for realized revenues from all metals other than gold and is calculated per ounce of gold sold.
ESCOBAL MINE UPDATE
At Escobal, the Xinka Parliament ("XP"), as the representative of the Xinka Indigenous People, issued a statement and held a press conference in May 2025 with respect to the ILO 169 Consultation Process. In July 2025, the MEM delivered a response to the XP, describing the government proposals for overseeing the mining activities and the Company’s proposals to address concerns raised during consultation meetings, as well as clarifying the potential impacts from the Escobal mine’s activities. These documents can be reviewed on the MEM website at: https://mem.gob.gt/57110-2/. The MEM has indicated that they will continue to hold working meetings and maintain dialogue with the XP in order to comply with the Constitutional Court ruling for the ILO 169 Consultation. There is no detailed timeline of activities nor a date for completion of the consultation process.
MAG SILVER CORP. TRANSACTION
On May 11, 2025, the Company and MAG Silver Corp. ("MAG") entered into a definitive agreement (the "Arrangement Agreement") whereby the Company expects to acquire all of the issued and outstanding common shares of MAG pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction"). Under the terms of the Arrangement Agreement, MAG shareholders will be able to elect to receive the consideration as either (i) $20.54 in cash per MAG share or (ii) 0.755 common shares of Pan American per MAG share, or a combination of cash and shares, subject to proration such that the aggregate consideration paid to all MAG shareholders consists of $500.0 million in cash and the remaining consideration paid in Pan American common shares. On July 10, 2025, MAG's shareholders approved the Transaction at its special shareholders meeting. The Transaction is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including clearance under Mexican anti-trust laws.
MAG is a tier-one primary silver mining company through its 44% interest in the large-scale, high-grade Juanicipio mine, operated by Fresnillo plc, who holds the remaining 56% interest in Juanicipio. Juanicipio is a low-cost silver mine that will meaningfully increase Pan American’s exposure to high margin silver ounces. Furthermore, we see future growth opportunities through the significant exploration potential at Juanicipio as well as MAG’s Deer Trail and Larder properties. This strategic acquisition further solidifies Pan American as a leading Americas-focused silver producer.

PAN AMERICAN SILVER CORP.	2

Q2 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended June 30, 2025	Three months ended June 30, 2024
Weighted average shares during period	362,011	362,954
Shares outstanding end of period	361,776	362,970

	Three months ended June 30,
	2025	2024
FINANCIAL
Revenue	$811.9	$686.3
Cost of Sales(1)	$538.6	$569.4
Mine operating earnings	$273.3	$116.9
Net earnings (loss)	$189.6	$(21.4)
Basic earnings (loss) per share(2)	$0.52	$(0.06)
Adjusted earnings(3)	$155.4	$40.0
Basic adjusted earnings per share(2)(3)	$0.43	$0.11
Net cash generated from operating activities	$293.4	$162.7
Net cash generated from operating activities before changes in working capital(3)	$287.9	$196.9
Sustaining capital expenditures(3)	$60.4	$60.6
Project capital expenditures(3)(4)	$13.3	$28.8
Cash dividend paid per share	$0.10	$0.10
PRODUCTION
Silver (thousand ounces)	5,094	4,567
Gold (thousand ounces)	178.7	220.4
Zinc (thousand tonnes)	12.6	10.1
Lead (thousand tonnes)	6.0	4.9
Copper (thousand tonnes)	0.7	1.2
AISC(3) ($/ounce)
Silver Segment	19.69	18.12
Gold Segment	1,611	1,465
AVERAGE REALIZED PRICES(5)
Silver ($/ounce)	32.91	28.14
Gold ($/ounce)	3,305	2,336
Zinc ($/tonne)	2,597	2,901
Lead ($/tonne)	1,954	2,171
Copper ($/tonne)	9,401	10,515
(1)Cost of Sales includes production costs, depreciation and amortization and royalties.
(2)Per share amounts are based on basic weighted average common shares.
(3)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. The AISC are excluding NRV inventory adjustments.
(4)Project capital relates to expenditures at the La Colorada Skarn Project, and the Huaron, Timmins, La Colorada and Jacobina mines.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q2 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Q2 2025 OPERATING PERFORMANCE

	Silver Production (thousand ounces)	Gold Production (thousand ounces)	AISC ($ per ounce)(1)
Silver Segment
La Colorada (Mexico)	1,507	1.3	24.18
Cerro Moro (Argentina)	488	16.1	(0.47)
Huaron (Peru)	844	--	22.73
San Vicente (Bolivia)(2)	755	—	23.39
Total Silver Segment(3)	3,594	17.3	19.69
Gold Segment
Jacobina (Brazil)	1	47.6	1,296
El Peñon (Chile)	968	27.9	1,284
Timmins (Canada)	3	24.5	2,420
Shahuindo (Peru)	60	33.7	1,551
Minera Florida (Chile)	176	17.7	2,403
Dolores (Mexico)	291	10.1	811
Total Gold Segment(3)	1,500	161.4	1,611
Total Consolidated(3)	5,094	178.7
(1)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. The AISC are excluding NRV inventory adjustments.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.
2025 OPERATING OUTLOOK
The Company reaffirms its 2025 Operating Outlook for annual production, AISC, and capital expenditures, as summarized in the table below.
Management now expects gold production to be more heavily weighted to the fourth quarter of 2025 than originally indicated in its 2025 Quarterly Operating Outlook, as some production from the third quarter is expected to be deferred.
Please see Pan American's MD&A dated February 19, 2025, for further detail on the Company's 2025 Operating Outlook. Please also refer to the Cautionary Note Regarding Forward-Looking Statements and Information at the end of this news release.

2025 Annual Guidance
Silver Production (million ounces)	20.00 - 21.00
Gold Production (thousand ounces)	735 - 800
Silver Segment AISC(1) ($ per ounce)	16.25 - 18.25
Gold Segment AISC (1) ($ per ounce)	1,525 - 1,625
Sustaining Capital Expenditures ($ millions)	270.0 - 285.0
Project Capital Expenditures ($ millions)	90.0 - 100.0
(1) AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on these measures. The AISC forecast assumes average metal prices of $30.00/oz for silver, $2,650/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $9,500/tonne ($4.31/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 1,177.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), 1.38 for the Canadian dollar ("CAD"), 950.00 for the Chilean peso ("CLP") and 5.75 for the Brazilian real ("BRL").

PAN AMERICAN SILVER CORP.	4

Q2 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

AISC, adjusted earnings, basic adjusted earnings per share, sustaining and project capital, free cash flow, working capital, and total debt are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three and six months ended June 30, 2025. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/ on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST
Date:        August 7, 2025
Time:        11:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=1qKk9Y8Q
Participants can register for the conference call at: https://dpregister.com/sreg/10200364/ff52792798
Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
Those without internet access or who prefer to speak with an operator may dial:
1-833-752-3507 (toll-free in Canada and the U.S.)
1-647-846-7282 (International Participants)
The live webcast, presentation slides and the report for Q2 2025 will be available at https://panamericansilver.com/invest/financial-reports-and-filings/. An archive of the webcast will also be available for three months.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs ("AISC") per silver or gold ounce sold, net of by-product credits. Pan American believes that AISC, calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing

PAN AMERICAN SILVER CORP.	5

Q2 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life of mine plan ("project capital").
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as cash and cash equivalents plus short-term investments, plus undrawn amounts under the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid financial resources available to the Company.
•Project capital relates to expenditures at the La Colorada mine, the La Colorada Skarn, and the Huaron, Timmins and Jacobina mines. Project capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate capital investments that are directed at increasing production levels or mine life beyond those contemplated in the base case life of mine plan.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q2 2025 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2025, our estimated AISC, and our sustaining and project capital expenditures in 2025; any anticipated benefits resulting from project capital expenditures; the anticipated dividend payment date of August 29, 2025; the anticipated closing of the Transaction with MAG and any anticipated benefits therefrom, including a meaningful increase in Pan American’s exposure to high margin silver ounces, and future growth opportunities; the development of the La Colorada Skarn, or the consultation process for Escobal, and any anticipated benefits to shareholder value or financial or operational performance that may be derived therefrom; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American

PAN AMERICAN SILVER CORP.	6

Q2 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	7